Exhibit 2.2

AMENDMENT NO. 6 TO STOCK PURCHASE AGREEMENT

This Amendment No. 6 to Stock Purchase Agreement (the “Amendment”) is made as of the fourteenth day of June, 2006 by and among CardWorks, L.P., a Delaware limited partnership (“Seller”), and Liberty Acquisition, Inc., a Georgia corporation (“Buyer”) and shall be effective upon the Effective Date (as defined below).

WHEREAS, Seller and Buyer entered into that certain Stock Purchase Agreement dated September 25, 2005, as amended by (i) that certain Amendment to Stock Purchase Agreement dated as of March 23, 2006, (ii) that certain Amendment No. 2 to Stock Purchase Agreement dated as of April 12, 2006, (iii) that certain Amendment No. 3 to Stock Purchase Agreement dated as of April 26, 2006, (iv) that certain Amendment No. 4 to Stock Purchase Agreement dated as of May 18, 2006, and (v) that certain Amendment No. 5 to the Stock Purchase Agreement dated as of June 14, 2006 (the “Agreement”); and

WHEREAS, the parties wish to further amend the Agreement in certain respects and as provided herein; and

WHEREAS, Hyperion Partners II L.P. and CMSI Inc. (collectively “Hyperion”), a limited partner of and a general partner of Seller, respectively, are entering into that certain Loan Agreement (the “Merrill Loan”), dated as of the Effective Date hereof, between Hyperion and Merrill Lynch Mortgage Capital Inc. (“Merrill Lynch”), and other agreements and documents ancillary to the Merrill Loan (collectively with the Merrill Loan, the “Merrill Loan Documents”); and

WHEREAS, the Merrill Loan shall be secured by a pledge of the Shares of CardWorks Inc. and the parties contemplate that the lien on the Shares created by the Merrill Loan shall be satisfied by partial payment of the Purchase Price for the Shares to Merrill Lynch.

NOW THEREFORE, in consideration of the premises and the agreements contained herein, the parties hereto agree as follows:

SECTION 1. Capitalized terms that are used but not defined in this Amendment shall have the meanings specified in the Agreement.

SECTION 2. This Amendment No. 6 to Stock Purchase Agreement shall be effective upon the closing of the Merrill Loan (the “Effective Date”). If the Merrill Loan has not closed on or before June 30, 2006, this Amendment No. 6 to Stock Purchase Agreement shall never become effective. Seller agrees to use all reasonable efforts to enter into, and to cause Hyperion to enter into, the Merrill Loan Documents, containing terms consistent with the June 14, 2006 Merrill Lynch Summary of Indicative Terms, and to close the loan thereunder.

SECTION 3. Section 1.1 of the Agreement is hereby deleted in its entirety and is hereby replaced with the following:

“1.1 Purchase of Common Stock. Upon the terms and conditions set forth herein, at the Closing, Seller shall sell all of the Shares to Buyer, free and clear of all Liens, and Buyer shall purchase and acquire all of the Shares, for an aggregate purchase price (the “Purchase Price”) equal to (i) Three Hundred Million Dollars ($300,000,000) if the Closing shall have occurred on or prior to September 1, 2006, or (ii) Three Hundred Two Million Five Hundred Thousand Dollars ($302,500,000) if the Closing shall have occurred after September 1, 2006 but prior to the Expiration Date, payable as provided in Section 1.2; provided, however, that the parties agree that the Purchase Price shall be reduced by any amounts paid by CardWorks Inc. that are used to reduce the outstanding principal of the Merrill Loan prior to the Closing, including any payment of any partial amortization payment or Paydown (as defined in the Merrill Loan and as described in Section 11(b) of this Amendment).

SECTION 4. The Indemnity Escrow Amount, as defined in Section 1.2(a), shall be Thirty Million Dollars ($30,000,000).

SECTION 5. Section 1.2(b) of the Agreement is hereby deleted in its entirety and is hereby replaced with the following:

“(b) At the Closing, Buyer shall deliver or cause to be delivered to Merrill Lynch, by wire transfer of immediately available funds, an amount equal to all amounts required to discharge the Indebtedness evidenced by the Merrill Loan (the “Payoff Amount”). Buyer shall pay to Seller, by wire transfer of immediately available funds to such accounts as Seller may direct, an amount which, together with the Indemnity Escrow Amount and the Payoff Amount equals the Purchase Price.”

SECTION 6. Section 2.2 of the Agreement is hereby deleted in its entirety and is hereby replaced with the following:

“2.2 Outside Date for Closing. If the Closing has not occurred by October 2, 2006 (the “Expiration Date”), this Agreement shall automatically terminate without any further action or notice by Buyer or Seller. Subject to the provisions of Section 9.2, upon such termination neither of the parties shall have any liability of any kind arising out of this Agreement other than any liability resulting from its breach of this Agreement prior to termination.”

SECTION 7. The following subsection is hereby inserted at the end of Section 6.1 of the Agreement:

“(j) The Indebtedness evidenced by the Merrill Loan shall have been discharged, any Liens on the assets of the Company and the Subsidiaries and any guaranty granted by the Company and any Subsidiary in connection with the Merrill Loan Documents, if any, shall have been released, and Seller shall have delivered to Buyer written acknowledgement thereof from Merrill Lynch in form and substance reasonably satisfactory to Buyer.”

SECTION 8. All references to $2.7 million in Section 8.4(a) (Limitation of Liability) are hereby replaced with $3.0 million.

SECTION 9. Section 8.5 of the Agreement is hereby deleted in its entirety and is hereby replaced with the following:

“8.5 Cap on Liability; Indemnification as Sole Remedy. Notwithstanding anything to the contrary in this Agreement, the aggregate liability of (a) Seller to Buyer (and Buyer Indemnified Parties) for indemnification, any breach of this Agreement, or otherwise under this Agreement (except for indemnification pursued following the Closing for liability for breach of Section 3.5, Section 5.3(b)(i) to (iv), (viii), (ix), (xiv), (xv), (xvii), (xix) to (xxi), and (xxiv), and Section 5.13 for which the limitation on liability shall be 100% of the Purchase Price) shall be limited to $30,000,000 and following the Closing, shall be limited solely to the funds held in the Indemnity Escrow Account, and (b) Buyer to Seller (and Seller Indemnified Parties) shall be limited solely to $30,000,000 in the aggregate, and neither party nor its related Indemnified Parties shall have other recourse against the other party, or their Affiliates, with respect to such indemnity obligations, breaches, or otherwise arising under this Agreement.”

SECTION 10. Subsection (c) of Section 9.1 is hereby deleted in its entirety, the last sentence of Section 9.1 is hereby amended by deletion of the words “or 9.1(c)” therefrom and Subsection (b) of Section 9.2 is hereby deleted in its entirety.

SECTION 11. After the Closing, Seller agrees to identify to Buyer all Persons that received Confidential Information on or after March 23, 2006 and the content thereof.

SECTION 12. Buyer acknowledges that Hyperion intends to enter into the Merrill Loan and that to the extent Seller, the Company and the Subsidiaries intend to enter into certain of the Merrill Loan Documents, and in connection therewith the parties agree as follows:

(a) entering into and performing the Merrill Loan Documents and the transfer of cash of Seller, the Company and the Subsidiaries to Hyperion for the making of payments in accordance with the terms thereof shall not be a breach of any of Seller’s representations and warranties, including but not limited to the Seller’s representations and warranties set forth in Article 3 of the Agreement, and shall not be a breach of any agreements of the parties set forth in Article 5 of the Agreement or elsewhere, including but not limited to the agreement set forth in Section 5.3 (Operation of the Business) of the Agreement;

(b) the partial amortization payment in the amount of $30,000,000 and the payment of any Paydown (as defined in the Merrill Loan) by Seller, the Company or the Subsidiaries (by paying a dividend to Seller or otherwise) to Merrill Lynch in accordance with the terms of the Merrill Loan shall not be a misrepresentation or breach of any provision of this Agreement, including but not limited to, Section 5.3 (Operation of the Business) of the Agreement so long as, and only to the extent that, with respect to the payment of any Paydown only, such Paydown payments, individually or in the aggregate, would not have a Material Adverse Effect;

(c) the Merrill Loan Documents shall be deemed to be listed on Schedule 3.3(b) (The Company’s Subsidiaries), Schedule 3.4(a) (No Conflicts), Schedule 3.5(a) (Ownership of Capital Stock), Schedule 3.5(b) (Capitalization), Schedule 3.7 (Absence of Undisclosed Liabilities) and Schedule 3.8 (Absence of Certain Changes) and shall be deemed a Material Contract as defined in Section 3.13(a) and listed on Schedule 3.13 and the failure to list the Merrill Loan Documents on any other Schedule or to refer to such documents anywhere else in the Agreement shall not be a misrepresentation or breach of the Agreement; and

(d) the Merrill Loan shall be deemed Indebtedness for purposes of the Agreement;

provided, however, that any amendment, side agreement or waiver pursuant to or in connection with such Merrill Loan or the Merrill Loan Documents shall require the prior consent of Buyer only if such amendment, side agreement or waiver increases Buyer’s obligation under Section 13, below.

SECTION 13. Buyer agrees that if the Closing does not occur on or prior to October 2, 2006 for any reason other than a breach by Seller or Seller’s failure to fulfill closing conditions 6.1(h) or 6.1(i), it shall promptly reimburse Hyperion or Seller, as the case may be, by wire transfer of immediately available funds, for the Up-Front Fee (as defined in the Merrill Loan Documents) and all interest payments paid by Hyperion or Seller (or by the Company on their behalf) pursuant to the Merrill Loan Documents (exclusive of incremental interest paid, if any, due to the applicability of the Adjusted Interest Rate (as defined in the Merrill Loan Documents)) through the earlier of (i) termination of the Merrill Loan, or (ii) termination of the Agreement, together with Merrill Lynch’s legal fees incurred in connection with the origination of the loan (the Up-Front Fee, the interest and Merrill Lynch’s legal fees being collectively referred to herein as the “Reimbursement Amount”). In the event that Buyer fails to make payment of the Reimbursement Amount or any part thereof within two (2) business days of the termination of the Merrill Loan or the termination of the Agreement, as applicable (the “Payment Date”), Buyer also shall pay Seller its reasonable expenses of collection plus three times the Shortfall Amount. The “Shortfall Amount” is the amount by which the Reimbursement Amount exceeds the amount paid by Buyer under this Section 13 on or before the Payment Date.

SECTION 14. Buyer agrees that following the Closing, it shall cause the Company or the applicable subsidiary to award performance bonuses to management of the Company or the applicable subsidiary based upon actual performance measured against projections delivered to Buyer prior to the Closing. The parameters for such performance measurements shall be mutually agreed upon in good faith by David Hanna and Donald Berman.

SECTION 15. Schedule 6.1(e) of the Agreement is hereby deleted in its entirety and replaced with the following revised Schedule 6.1(e):

“Schedule 6.1(e)

Required Third Party Consents

1.	Consent of the Federal Deposit Insurance Company

2.	Consent of the Utah Department of Financial Institutions.”

SECTION 16. Except as expressly provided herein, all other terms and conditions of the Agreement shall remain in full force and effect.

SECTION 17. The provisions of Article 10 of the Agreement shall apply to this Amendment.

IN WITNESS WHEREOF the undersigned have caused this Amendment to be executed by their respective general partners or officers thereunto duly authorized as of the date first written above.

CARDWORKS, L.P.

By: CMSI, Inc., a general partner

By:	/s/ Robert A. Perro
Name:	Robert A. Perro
Title:	Vice President

By: Tullman Andrews LLC, a general partner

By:	/s/ Donald M. Berman
Name:	Donald M. Berman
Title:	Manager

LIBERTY ACQUISITION, INC.

By:	/s/ Jeffrey A. Howard
Name:	Jeffrey A. Howard
Title:	President